Filed by Windstream Parent, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Uniti Group, Inc.

Commission File No.: 001-36708

Date: September 11, 2024

WINDSTREAM ANNOUNCES
CONSENT SOLICITATION FOR 7.750% SENIOR FIRST LIEN NOTES DUE 2028

Little Rock, Arkansas (September 11, 2024) – Windstream Services, LLC (“Services”) and Windstream Escrow Finance Corp. (“Escrow” and, together with Services, the “Co-Issuers”), each a subsidiary of Windstream Holdings II, LLC (“Windstream”), today announced that the Co-Issuers are soliciting consents (the “Consent Solicitation”) from registered holders (each a “Holder” and collectively, “Holders”) of their outstanding 7.750% Senior Secured Notes due 2028 (the “Notes”) for the adoption of certain amendments (the “Proposed Amendments”) to the indenture under which the Notes were issued, dated as of August 25, 2020, among Windstream Escrow LLC, Escrow, the guarantors from time to time party thereto (the “Guarantors”) and Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”) and notes collateral agent (in such capacity, the “Collateral Agent”), as supplemented by the first supplemental indenture, dated as of September 21, 2020, between the Co-Issuers, the Guarantors, the Trustee and the Collateral Agent and the second supplemental indenture, dated as of March 3, 2022 between the Co-Issuers, the Guarantors, the Trustee and the Collateral Agent (together, the “Indenture”).

The Co-Issuers will make a cash payment (the “Consent Fee”) of $12.50 per $1,000 in aggregate principal amount of Notes to each Holder as of 5:00 p.m., New York City time on September 9, 2024 (the “Record Date”) who has validly delivered and not revoked their consent at or prior to 5:00 p.m., New York City time on September 18, 2024 (unless extended or earlier terminated by the Co-Issuers) if the conditions set forth in the Consent Solicitation Statement, dated September 11, 2024 (as may be amended or supplemented from time to time, the “Consent Solicitation Statement”), have been satisfied or waived. The Co-Issuers intend to pay the Consent Fee on or shortly prior to the date of the consummation of the Merger (as defined below) (the date on which such payment is made, the “Payment Date”).

Among other amendments described in the Consent Solicitation Statement, the Proposed Amendments to the Indenture will (i) modify covenants to expressly permit the consolidation of the credit groups of Windstream and Uniti Group Inc. (“Uniti”) into a single debt capital structure with a common parent entity in the Post-Closing Reorganization (as defined in the Consent Solicitation Statement) following the closing of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of May 3, 2024, between Windstream and Uniti, (ii) on and from the date of the Post-Closing Reorganization, modify covenants in the Indenture to expressly permit the outstanding debt, liens and investments of Uniti in the resulting consolidated capital structure and to align the collateral packages for the Windstream and Uniti secured debt, (iii) grant authorizations to agents and trustees to implement the Proposed Amendments, and (iv) on and from the date of the Merger, allow for the option to apply push-down accounting for the effects of the Merger to Windstream’s financial statements.

The Post-Closing Reorganization refers to a reorganization transaction that involves either (x) Windstream merging with and into Uniti and Services merging with and into a subsidiary of Uniti or (y) any other transaction or series of transactions that results in Windstream or any guarantor of the Notes becoming an obligor under Uniti’s debt agreements and any obligor under Uniti’s debt agreements becoming an obligor under the Indenture and which the Company designates as a “Permitted Reorganization” as permitted by the Proposed Amendments, in each case as a result of which the obligors under the Indenture will be the same (after giving effect to the execution of any joinders, supplements and other instruments in connection therewith and any applicable grace periods relating thereto) as the obligors under Uniti’s debt agreements. The Post-Closing Reorganization is intended to allow for the portability of Windstream’s debt into a single silo capital structure with Uniti debt under a common parent entity.

To become effective, the Proposed Amendments with respect to the Indenture require receipt of consents from the Holders of at least a majority in principal amount of the outstanding Notes, excluding Notes held by the Co-Issuers, the Guarantors and their affiliates (the “Requisite Consents”). The implementation of the Proposed Amendments to the Indenture is not a condition to the closing of the Merger. Windstream currently expects to consummate the Merger in the second half of 2025, subject to the satisfaction or waiver of customary closing conditions, including certain regulatory approvals.

The Co-Issuers intend to execute a supplemental indenture to the Indenture adopting the Proposed Amendments as soon as practicable after the time that the Requisite Consents have been received and all conditions to the Proposed Amendments becoming effective are satisfied or waived as described in the Consent Solicitation Statement.

The execution by the Co-Issuers, the Guarantors, the Trustee and the Collateral Agent of the supplemental indenture with respect to the Notes is conditioned upon the conditions described in the Consent Solicitation Statement, including (i) receipt of the Requisite Consents and (ii) satisfaction of the General Conditions (as defined therein) at the time the Requisite Consents have been received. The Proposed Amendments will become operative on the Payment Date. For the avoidance of doubt, the payment of the Consent Fee is not a condition to the supplemental indenture becoming effective.

Aside from the Proposed Amendments, no other modifications are being sought and all other terms and covenants of the Notes will remain unchanged. However, Services and Windstream may also seek amendments to the Credit Agreement by and among Services, Windstream, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto, entered into on September 21, 2020 (as amended, the “Windstream Credit Agreement”) that are substantially similar to the Proposed Amendments, and any other changes they determine to be appropriate (including, without limitation, any applicable financial covenants) in order to facilitate the portability of its debt into a single silo capital structure with Uniti’s debt under a common parent following the consummation of the Merger.  Windstream may also seek to refinance all or a portion of its outstanding borrowings, including borrowings under the Windstream Incremental Term Loan, by raising capital in one or more debt financing transactions, including by entering into additional credit agreements or issuing new notes. This press release shall not constitute an offer to buy any securities that may be issued pursuant to any potential future financing transaction referred to above.

The Consent Solicitation will expire at 5:00 p.m. New York City time, on September 18, 2024, as the same may be extended or earlier terminated. Only registered Holders as of the Record Date are eligible to deliver consents to the Proposed Amendments.

Consents may be revoked by a Holder if D.F. King & Co., Inc. (the information and tabulation agent for the Consent Solicitation) receives a properly transmitted “Requested Message” through DTC’s Automated Tender Offer Program at any time prior to the earlier of the Effective Date and 5:00 p.m., New York City time, on September 18, 2024 (unless modified or extended by the Co-Issuers).

The Consent Solicitation is being made solely on the terms and subject to the conditions set forth in the Consent Solicitation Statement. The Co-Issuers may, in their sole discretion, terminate, extend or amend the Consent Solicitation at any time as described in the Consent Solicitation Statement.

Copies of the Consent Solicitation Statement and other related documents may be obtained from D.F. King & Co., Inc. by calling +1 (202) 269-5550 (banks and brokers), +1 (800) 848-3405 (all others, toll free), or emailing windstream@dfking.com. Holders of the Notes are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitation and the procedures for consenting to the Proposed Amendments. Any persons with questions regarding the Consent Solicitation should contact the Solicitation Agent, J.P. Morgan Securities LLC, at (866) 834-4666.

About the Company

Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. Windstream provides fiber-based broadband to residential and small business customers in 18 states, managed cloud communications, networking and security services for mid-to-large enterprises and government entities across the U.S., and customized wavelength and dark fiber solutions for carriers, content providers and hyperscalers in the U.S. and Canada. Windstream, a privately held company headquartered in Little Rock, Ark., operates three brands including Kinetic, Windstream Enterprise and Windstream Wholesale.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Windstream and Uniti at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the anticipated timing for and outcome and effects of the Merger, the Post-Closing Reorganizations, the entry into one or more supplemental indentures to the Indenture in connection with the Proposed Amendments, the ability of the Co-Issuers, in their sole discretion, to terminate, extend or amend the Consent Solicitation at any time as described in the Consent Solicitation Statement, the payment of the Consent Fee and the ability of Services and Windstream to amend the Windstream Credit Agreement. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results and financial condition to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Windstream’s and Uniti’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of securities to be issued in the Merger; disruptions of Windstream’s and Uniti’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Windstream or Uniti following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC, and the Consent Solicitation Statement relating to the Proposed Amendments.

There can be no assurance that the Merger or the Proposed Amendments will be implemented, or even if the Merger is consummated and the Proposed Amendments are implemented, that the Post-Closing Reorganization will be consummated. Investors are strongly cautioned not to place undue reliance on forward-looking statements.

Except as required by applicable law, Windstream does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Windstream or Uniti, or the subject matter of this communication), create an implication that there has been no change in the affairs of Windstream or Uniti since the date of this communication.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc. (“Uniti”), Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the contemplated merger (the “Merger”), New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on the Uniti’s investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

* * *

For further information please contact:

Investor Relations

Genesis White

Vice President – Investor Relations

genesis.white@windstream.com

469-715-6069

Media Relations:

Brandi Stafford

brandi.stafford@windstream.com

501-748-6250

7